SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2009

                            EZCHIP SEMICONDUCTOR LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-121611 and 333-149063 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932 and 333-148933.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  EZCHIP SEMICONDUCTOR LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: August 3, 2009

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                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

CONTACT:
Ehud Helft / Fiona Darmon
CCGK Investor Relations
info@gkir.com
Tel: (US) 1 646 797 2868 / 1 646 201 9246

FOR IMMEDIATE RELEASE

                  EZCHIP ANNOUNCES SECOND QUARTER 2009 RESULTS

     YOKNEAM, ISRAEL, August 3, 2009 - EZchip Semiconductor Ltd. (NASDAQ: EZCH), a provider of network processors, today announced its results for the second quarter ended June 30, 2009.

      SECOND QUARTER 2009 SUMMARY:

     o    Second quarter revenues of $6.7 million

     o Gross margin for the quarter reached 64.7% on GAAP basis and 73.3% on non-GAAP basis

     o    Net loss, on a GAAP basis, of $0.7 million for the quarter

     o    Net income, on a non-GAAP basis, of $1.2 million for the quarter

     o Cash increased by $5 million during the quarter, ending June 2009 with a net cash position of $55.4 million

     SECOND QUARTER 2009 RESULTS:

     TOTAL REVENUES in the second quarter of 2009 were $6.7 million, compared to $8.0 million in the second quarter of 2008, and $9.8 million in the first quarter of 2009. The lower quarterly revenues follow EZchip's principal customer's decision to temporarily reduce the purchase of processors from the Company during most of the second quarter and instead to consume existing inventory.

     NET LOSS, ON A GAAP BASIS, for the second quarter of 2009 was $0.7 million, or $0.03 loss per share, compared to a net loss of $0.1 million, or $0.01 loss per share, in the second quarter of 2008, and net income of $1.4 million, or $0.05 earnings per share (diluted), in the first quarter of 2009.

     NET INCOME, ON A NON-GAAP BASIS, for the second quarter of 2009 was $1.2 million, or $0.05 per share (diluted), compared to non-GAAP net income of $1.3 million, or $0.05 per share (diluted), in the second quarter of 2008, and non-GAAP net income of $3.3 million, or $0.13 per share (diluted), in the first quarter of 2009.

     CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES as of June 30, 2009, totaled $55.4 million, compared to $50.4 million as of March 31, 2009. Cash generated from operations during the quarter was $4.1 million, cash provided by financing activities was $0.1 million and additional $0.8 million resulted from unrealized gains in marketable securities.

     FIRST SIX MONTHS 2009 RESULTS:

     TOTAL REVENUES for the six months ended June 30, 2009 were $16.5 million, compared to $15.0 million for the six months ended June 30, 2008. NET INCOME ON A GAAP BASIS for the six months ended June 30, 2009 was $0.7 million or $0.02 per share (diluted), compared to net loss of $6.4 million, or $0.28 per share for the six months ended June 30, 2008. NET INCOME ON A NON-GAAP BASIS for the six months ended June 30, 2009 was $4.6 million or $0.18 per share (diluted), compared with non-GAAP net income of $1.8 million, or $0.07 per share (diluted), for the six months ended June 30, 2008.


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


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                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

     Eli Fruchter, CEO of EZchip commented, "I am pleased to report that the temporary decline in orders from our principal customer ended in May, and, starting from June, we witnessed a strong increase in orders from this customer and from other customers. This strong order pickup underscores our belief that the second quarter revenue shortfall was a singular event and we expect to return to, and potentially exceed, first quarter 2009 revenue levels already in the third quarter. In terms of profitability, we achieved this quarter healthy profit margins, enabling us to generate, despite the revenue shortfall, non-GAAP net income of $1.2 million and strong cash flow of $5 million, enabling us to end the quarter with a strong net cash position of over $55 million."

     "During the quarter, revenues from Marvell, the supplier of our specialized NP-3 processor to a leading CESR market player, grew considerably and exceeded $1 million, contributing, for the first time, more than 10% of our quarterly revenues. While these are still early days for the NP-3, with an expected lumpiness between the quarters, we believe that Marvell, through its sales to this leading CESR player has the potential to become our largest customer in the long term."

     "This quarter we also progressed in the development of our advanced and innovative next generation network processor, the NP-4, and remain on track for sampling in the fourth quarter of this year. The NP-4, which we believe is well ahead of comparable designs for enabling 200-Gigabit line cards, is a key component underlying EZchip's long-term growth prospects. Furthermore, our NPA family of products, targeting the access market, is also progressing as planned, and is now sampling and entering the lab-testing phase. The NPA chip is our entry into the access market and we expect to soon introduce new software solutions to complement the offering. Our goal is to become a major player in the access market and further enhance the success we achieved in the CESR market with our NP family of products."

     CONFERENCE CALL

     The Company will be hosting a conference call today, August 3, 2009, at 10:00am ET, 07:00am PT, 03:00pm UK time and 05:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

     To participate through live webcast, please access the corporate website, http://www.ezchip.com, at least 10 minutes before the conference call commences.

     To participate through dial-in, please call one of the following teleconferencing numbers. Please begin placing your calls at least 15 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

     US Dial-in Number: 1 888 281 1167
     International Dial-in Number (Israel): +972 3 918 0644

     UK Dial-in Number: 0 800 917 9141
     Israel Dial-in Number: 03 918 0644

     For those unable to listen to the live call, a replay of the call will be available the day after the call under the 'Investor Relations' section of the website.


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


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                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

     USE OF NON-GAAP FINANCIAL INFORMATION

     In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip Semiconductor believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with SFAS 123R, amortization of intangible assets, in-process research and development charge and net loss attributable to noncontrolling interest. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

     ABOUT EZCHIP

     EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on our company, visit the web site at http://www.ezchip.com.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND MAY INCLUDE FINANCIAL PROJECTIONS AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS, STATEMENTS REGARDING PLANS, OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND SERVICES, AND STATEMENTS REGARDING FUTURE PERFORMANCE. THESE STATEMENTS ARE ONLY PREDICTIONS BASED ON EZCHIP'S CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. THERE ARE IMPORTANT FACTORS THAT COULD CAUSE EZCHIP'S ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THE RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THOSE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE IMPACT OF GENERAL ECONOMIC CONDITIONS, COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER FACTORS INDICATED IN EZCHIP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). FOR MORE DETAILS, REFER TO EZCHIP'S SEC FILINGS AND THE AMENDMENTS THERETO, INCLUDING ITS ANNUAL REPORT ON FORM 20-F FILED ON MARCH 30, 2009 AND ITS CURRENT REPORTS ON FORM 6-K. EZCHIP UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT SUBSEQUENT OCCURRING EVENTS OR CIRCUMSTANCES, OR TO CHANGES IN OUR EXPECTATIONS, EXCEPT AS MAY BE REQUIRED BY LAW.

                          -- FINANCIAL TABLES FOLLOW --

--------------------------------------------------------------------------------
                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

                            EZCHIP SEMICONDUCTOR LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                      THREE MONTHS ENDED                       SIX MONTHS ENDED
                                        ---------------------------------------------     ----------------------------
                                          JUNE 30,         MARCH 31,       JUNE 30,         JUNE 30,        JUNE 30,
                                            2009             2009            2008             2009            2008
                                        ------------     ------------    ------------     ------------    ------------
Revenues                                $      6,673     $      9,848    $      8,008     $     16,521    $     14,958
Cost of revenues                               1,860            2,806           2,835            4,666           5,976
Amortization of purchased technology             497              496             479              993           1,090
                                        ------------     ------------    ------------     ------------    ------------
Gross profit                                   4,316            6,546           4,694           10,862           7,892

Operating expenses:
Research and development, net                  3,237            3,284           3,341            6,521           6,299
In-process research and development
charge                                             -                -               -                -           5,125
Selling, general and administrative            2,028            2,138           1,812            4,166           3,527
                                        ------------     ------------    ------------     ------------    ------------
Total operating expenses                       5,265            5,422           5,153           10,687          14,951
                                        ------------     ------------    ------------     ------------    ------------
Operating income/(loss)                         (949)           1,124            (459)             175          (7,059)

Financial income, net                            213              276             318              489             609
                                        ------------     ------------    ------------     ------------    ------------
Income/(loss) before noncontrolling
interest                                        (736)           1,400            (141)             664          (6,450)
                                        ------------     ------------    ------------     ------------    ------------
Less: Net loss attributable to non-
controlling interest                              25                9               8               34              21
                                        ------------     ------------    ------------     ------------    ------------
Net income/(loss)                       $       (711)    $      1,409    $       (133)    $        698    $     (6,429)
                                        ============     ============    ============     ============    ============

Net income/(loss) per share:
Basic                                   $      (0.03)    $       0.06    $      (0.01)    $       0.03    $      (0.28)
Diluted                                 $      (0.03)    $       0.05    $      (0.01)    $       0.02    $      (0.28)
Weighted average shares used in per
share calculation:
Basic                                     23,350,668       23,344,126      23,336,718       23,347,415      22,730,575

Diluted                                   23,350,668       23,358,681      23,336,718       23,361,923      22,730,575
                                        ------------     ------------    ------------     ------------    ------------

--------------------------------------------------------------------------------
                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

                            EZCHIP SEMICONDUCTOR LTD.
                   RECONCILIATION OF GAAP TO NON-GAAP MEASURES
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                THREE MONTHS ENDED                         SIX MONTHS ENDED
                                                   ---------------------------------------------      ----------------------------
                                                    JUNE 30,         MARCH 31,        JUNE 30,         JUNE 30,         JUNE 30,
                                                      2009             2009             2008             2009             2008
                                                   -----------      -----------      -----------      -----------      -----------
GAAP GROSS PROFIT                                  $     4,316      $     6,546      $     4,694      $    10,862      $     7,892
Stock-based compensation                                    51               42               32               93               52
Amortization of purchased tangible &
intangible assets                                          522              521              586            1,043            1,549
                                                   -----------      -----------      -----------      -----------      -----------
NON-GAAP GROSS PROFIT                              $     4,889      $     7,109      $     5,312      $    11,998      $     9,493
                                                   ===========      ===========      ===========      ===========      ===========

GAAP gross profit as percentage of revenues               64.7%            66.5%            58.6%            65.7%            52.8%
                                                   -----------      -----------      -----------      -----------      -----------
Non-GAAP gross profit as percentage of revenues           73.3%            72.2%            66.3%            72.6%            63.5%
                                                   ===========      ===========      ===========      ===========      ===========

GAAP OPERATING EXPENSES                            $     5,265      $     5,422      $     5,153      $    10,687      $    14,951
Stock-based compensation:
    Research and development                              (674)            (692)            (430)          (1,366)            (736)
    Selling, general and administrative                   (525)            (483)            (299)          (1,008)            (533)
Amortization of purchased intangible assets:
    In-process research and development charge               -                -                -                -           (5,125)
    Selling, general and administrative                   (210)            (210)            (120)            (420)            (238)
                                                   -----------      -----------      -----------      -----------      -----------
NON-GAAP OPERATING EXPENSE                         $     3,856      $     4,037      $     4,304      $     7,893      $     8,319
                                                   ===========      ===========      ===========      ===========      ===========

GAAP OPERATING INCOME/(LOSS)                       $      (949)     $     1,124      $      (459)     $       175      $    (7,059)
                                                   -----------      -----------      -----------      -----------      -----------
NON-GAAP OPERATING INCOME                          $     1,033      $     3,072      $     1,008      $     4,105      $     1,174
                                                   ===========      ===========      ===========      ===========      ===========

GAAP NET INCOME/(LOSS)                             $      (711)     $     1,409      $      (133)     $       698      $    (6,429)
Stock-based compensation                                 1,250            1,217              761            2,467            1,321
Amortization of purchased assets                           732              731              706            1,463            1,787
In-process research and development charge                   -                -                -                -            5,125
Net loss attributable to noncontrolling
interest                                                   (25)              (9)              (8)             (34)             (21)
                                                   -----------      -----------      -----------      -----------      -----------
NON-GAAP NET INCOME                                $     1,246      $     3,348      $     1,326      $     4,594      $     1,783
                                                   ===========      ===========      ===========      ===========      ===========

Non-GAAP net income per share - Diluted            $      0.05      $      0.13      $      0.05      $      0.18      $      0.07
Non-GAAP weighted average shares - Diluted*         23,477,245       23,465,246       23,459,692       23,469,543       22,791,099

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with SFAS 123R.

--------------------------------------------------------------------------------
                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

                            EZCHIP SEMICONDUCTOR LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                           (U.S. DOLLARS IN THOUSANDS)

                                                       JUNE 30,       DECEMBER 31,
                                                         2009             2008
                                                      ----------       ----------
                                                      (UNAUDITED)       (AUDITED)
ASSETS
CURRENT ASSETS:

Cash, cash equivalents and marketable securities      $   55,360       $   48,115
Trade receivables, net                                     4,560            5,040
Other receivables                                            403              623
Inventories                                                3,308            3,884
                                                      ----------       ----------
Total current assets                                      63,631           57,662

LONG-TERM INVESTMENTS:
Prepaid development and production costs, net                  -               50
Severance pay fund                                         3,492            3,148
                                                      ----------       ----------
Total long-term investments                                3,492            3,198

PROPERTY AND EQUIPMENT, NET                                  242              273

Goodwill                                                  96,276           96,276
Intangible assets, net                                     5,282            6,694
                                                      ----------       ----------
TOTAL ASSETS                                          $  168,923       $  164,103
                                                      ==========       ==========

LIABILITIES AND EQUITY
CURRENT LIABILITIES:

Trade payables                                        $      239       $      888
Other payables and accrued expenses                        5,380            4,220
                                                      ----------       ----------
Total current liabilities                                  5,619            5,108

LONG TERM LIABILITIES:
Accrued severance pay                                      4,259            4,081

EQUITY:
Share capital                                                134              134
Additional paid-in capital                               249,583          247,356
Accumulated other comprehensive loss                         174             (705)
Accumulated deficit                                      (93,946)         (94,644)
Noncontrolling interest *                                  3,100            2,773
                                                      ----------       ----------
Total equity                                             159,045          154,914
                                                      ----------       ----------
TOTAL LIABILITIES AND EQUITY                          $  168,923       $  164,103
                                                      ==========       ==========

* Due to initial application of SFAS 160 "Noncontrolling interests in Consolidated Financial Statements, an amendment of ARB No. 51".